Exhibit 21.1

Name of Subsidiary	Jurisdiction of Organization
Freshworks Technologies Holding Corporation	USA
Freshworks Technologies Private Limited	India
Freshworks Technologies UK Limited	United Kingdom
Freshworks Australia Pty Ltd	Australia
Freshworks GmbH	Germany
Freshworks SAS	France
Freshworks Technologies Pte. Ltd.	Singapore
Freshworks Technologies B.V.	Netherlands
Natero Ireland Limited	Ireland
D42 Parent, Inc.	USA
Device42, Inc. (a wholly-owned subsidiary of D42 Parent, Inc.)	USA